PRICING ADDENDUM*

Dated December 2, 2020 relating to

Pricing Supplement Dated October 30, 2020

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-225551

(To Prospectus dated October 31, 2018,

Index Supplement dated October 31, 2018

and Product Supplement dated October 31, 2018)

UBS AG $1,815,000 Capped GEARS

Linked to the S&P 500® Index due November 3, 2022

Investment Description

UBS AG Capped GEARS (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS” or the “issuer”) linked to the performance of the S&P 500® Index (the “underlying asset”). The amount you receive at maturity will be based on the direction and percentage change in the level of the underlying asset from the initial level, which was the lowest of the closing levels of the underlying asset during the 1-month initial valuation period, as specified below and as described further on page 2 of the accompanying pricing supplement, to the final valuation date (the “underlying return”) and whether the final level is less than the initial level. If the underlying return is positive, at maturity, UBS will pay you a cash payment per Security equal to the principal amount plus a percentage return equal to the lesser of (a) the underlying return multiplied by the upside gearing and (b) the maximum gain. If the underlying return is zero, at maturity, UBS will pay you a cash payment per Security equal to the principal amount. If, however, the underlying return is negative, at maturity, UBS will pay you a cash payment per Security that is less than the principal amount, if anything, resulting in a percentage loss on your initial investment equal to the underlying return and, in extreme situations, you could lose all of your initial investment. Investing in the Securities involves significant risks. The Securities do not pay interest and your potential return on the Securities is limited to the maximum gain. You may lose some or all of your initial investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose all of your initial investment.

Features

❑	Enhanced Exposure to Positive Underlying Return up to the Maximum Gain: At maturity, the Securities provide exposure to any positive underlying return multiplied by the upside gearing, up to the maximum gain.
❑	Full Downside Market Exposure: If the underlying return is zero, at maturity UBS will pay you a cash payment per Security equal to the principal amount. If, however, the underlying return is negative, UBS will pay you a cash payment per Security that is less than the principal amount, if anything, resulting in a percentage loss on your initial investment equal to the underlying return and, in extreme situations, you could lose all of your initial investment. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Initial Valuation Period	October 30, 2020 through December 2, 2020 (inclusive)
Trade Date	October 30, 2020
Settlement Date	November 4, 2020
Final Valuation Date*	October 31, 2022
Maturity Date*	November 3, 2022
*	Subject to postponement in the event of a market disruption event, as described in the accompanying pricing supplement and in the accompanying product supplement.

Notice to investors: the Securities are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the principal amount of the Securities at maturity, and the Securities have the same downside market risk as that of the underlying asset. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS.

You should carefully consider the risks described under “Key Risks” beginning on page 3 of the accompanying pricing supplement and under “Risk Factors” beginning on page PS-9 of the accompanying product supplement. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Securities. You may lose some or all of your initial investment in the Securities. The Securities will not be listed or displayed on any securities exchange or any electronic communications network.

Security Offering

The return on the Securities is subject to, and will not exceed, the “maximum gain” or the corresponding “maximum payment at maturity per Security”.

Underlying Asset	Bloomberg Ticker	Upside Gearing	Maximum Gain	Maximum Payment at Maturity per Security	Initial Level	CUSIP	ISIN
S&P 500® Index	SPX	2.00	15.50%	$1,155.00	3,269.96	90276BKJ1	US90276BKJ16

The estimated initial value of the Securities as of the trade date was $972.50. The estimated initial value of the Securities was determined as of the close of the relevant markets on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Securities, see “Key Risks — Fair value considerations” and “Key Risks — Limited or no secondary market and secondary market price considerations” on pages 3 and 4 of the accompanying pricing supplement.

See “Additional Information about UBS and the Securities” on page ii. The Securities will have the terms specified in this document, the accompanying pricing supplement relating to the Securities, dated October 30, 2020, the accompanying product supplement relating to the Securities, dated October 31, 2018, the accompanying prospectus and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, the accompanying pricing supplement, the accompanying product supplement, the index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Issue Price to Public(1)		Underwriting Discount(2)		Proceeds to UBS AG(1)(2)
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the S&P 500® Index	$1,815,000.00	$1,000.00	$40,837.50	$22.50	$1,774,162.50	$977.50
(1)	Notwithstanding the underwriting discount received by one or more third-party dealers from UBS Securities LLC described below, certain registered investment advisers or fee-based advisory accounts unaffiliated from UBS may have agreed to purchase Securities from a third-party dealer at a purchase price of at least $977.50 per principal amount of the Securities, and such third-party dealer, with respect to such sales, may forgo some or all of the underwriting discount.
(2)	Our affiliate, UBS Securities LLC, will receive an underwriting discount of $22.50 per principal amount for each Security sold in this offering. UBS Securities LLC has agreed to either re-allow the full amount of this discount to one or more third-party dealers or to offer the Securities directly to investors at the issue price to public. Certain of such third-party dealers may have agreed to resell the Securities to other securities dealers at the issue price to the public less an underwriting discount up to the underwriting discount indicated in the above table.
UBS Securities LLC	UBS Investment Bank

* This pricing addendum specifies the initial level of the underlying asset, and supplements the accompanying pricing supplement dated October 30, 2020, the accompanying product supplement and the accompanying prospectus, and the Securities have the terms specified in these documents. See "Additional Information about UBS and the Securities" on page ii herein.

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities), with the Securities and Exchange Commission (the “SEC”), for the Securities to which this document and the accompanying pricing supplement relates. You should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Pricing Supplement Dated October 30, 2020: https://www.sec.gov/Archives/edgar/data/1114446/000091412120003978/ub55445270-424b2.htm
♦	Market-Linked Securities product supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002085/ub47016353-424b2.htm
♦	Index supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002083/ub46174419-424b2.htm
♦	Prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Securities” refer to the Capped GEARS that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying pricing supplement” mean the UBS pricing supplement dated October 30, 2020, references to the “accompanying product supplement” mean the UBS product supplement, dated October 31, 2018, references to the “index supplement” mean the UBS index supplement, dated October 31, 2018 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated October 31, 2018.

This document, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in the accompanying pricing supplement and in “Risk Factors” of the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors with respect to an investment in the Securities.

If there is any inconsistency between the terms of the Securities described in the accompanying prospectus, the accompanying index supplement, the accompanying product supplement, the accompanying pricing supplement and this document, the following hierarchy will govern: first, this document; second, the accompanying pricing supplement; third, the accompanying product supplement; fourth, the accompanying index supplement and last, the accompanying prospectus.

This pricing addendum specifies the initial level of the underlying asset, and supplements the accompanying pricing supplement, the accompanying product supplement and the accompanying prospectus.

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